APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

03+000Brady's Bakery000000 01+000Profit and Loss000000 1/1/20-12/31/20

	Jan - Dec 2020
Ordinary Income/Expense	
Income	
Income	197,807.00
Cost of Goods Sold	-67,651.00
Total Income	130,156.00
Expense	
Advertising	9,834.00
Automobile	2,754.00
Contractor	31,807.00
Depreciation	209.00
Insurance	299.00
Interest	972.00
Legal and Professional Services	350.00
Meals	398.00
Office Expense	10,558.00
Office Supplies	2,639.00
Other expenses	10,595.00
Rent	39,980.00
Rent - Home Office	1,721.00
Taxes	300.00
Travel	329.00
Utilities	657.00
Total Expense	113,402.00
Net Ordinary Income	16,754.00
Net Income	**16,754.00**

Bradys Bakery, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Vehicles	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Sales Tax Payable	-
Payroll Liabilities	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	

Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-


Brady's Bakery

Profit and Loss
January - December 2021


	TOTAL
Income	
Sales	671,695.56
Total Income	**$671,695.56**
Cost of Goods Sold	
Material and Supplies	92,827.49
Packaging Supplies	26,455.50
Shipping and Delivery COS	26,098.42
Total Cost of Goods Sold	**$145,381.41**
GROSS PROFIT	**$526,314.15**
Expenses	
Accounting	873.16
Advertising & Marketing	15,130.72
Bank Charges & Fees	2,673.44
Car & Truck	7,196.19
Computer & Supplies	12.00
Contractors	35,208.45
Depreciation Expense	209.00
Dues and Subscriptions	14.99
Employee Wages	188,989.43
Insurance	8,229.87
Interest Paid	23.50
Job Supplies	48,428.01
Legal & Professional Services	13,100.27
Meals & Entertainment	2,673.41
Merchant Fees	8,335.04
Officer Salary	65,454.05
Other Business Expenses	2,720.29
Payroll Expense	519.50
Rent & Lease	52,960.33
Repairs & Maintenance	1,249.88
Taxes & Licenses	499.06
Payroll Taxes	23,024.76
State Tax	800.00
Total Taxes & Licenses	**24,323.82**
Telephone	660.00
Travel	3,446.01
Utilities	404.00
Total Expenses	**$482,835.36**
NET OPERATING INCOME	**$43,478.79**
Other Expenses	
Charity	500.00
Owner Health Insurance	904.00
Total Other Expenses	**$1,404.00**
NET OTHER INCOME	**$ -1,404.00**
NET INCOME	**$42,074.79**

Brady's Bakery

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	10,720.64
Total Bank Accounts	**$10,720.64**
Total Current Assets	**$10,720.64**
Fixed Assets	
Accumulated Depreciation	-1,708.00
Computer & Equipment	1,812.00
Total Fixed Assets	**$104.00**
Other Assets	
Loan to Shareholder	26,152.28
Total Other Assets	**$26,152.28**
TOTAL ASSETS	**$36,976.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citi Simplicity® Card	11,623.50
Credit card	25,353.42
Total Credit Cards	**$36,976.92**
Total Current Liabilities	**$36,976.92**
Total Liabilities	**$36,976.92**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-47,846.34
Medical	-364.52
Total Owner's Pay & Personal Expenses	**-48,210.86**
Retained Earnings	0.00
Net Income	48,210.86
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$36,976.92**

I, Stephen Reece Scelfo, certify that:

1. The financial statements of Bradys Bakery included in this Form are true and complete in all material respects; and
2. The tax return information of Bradys Bakery included in this Form reflects accurately the information reported on the tax return for Bradys Bakery for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____*Stephen Reece Scelfo*_____

Name: Stephen Reece Scelfo

Title: Owner